U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

ComVest Venture Partners L.P.
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   (Last)               (First)                 (Middle)

830 Third Avenue
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                                    (Street)

New York                New York                10022
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

Intraware, Inc. (ITRA)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

   13-4124841
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4. Statement for Month/Year

August 2001
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5. If Amendment, Date of Original (Month/Year)

September 7, 2001
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |X|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |X|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Warrant to Purchase                                                            Common
Common Stock (1)    $.01     08/31/00 P         3,000,000    immed    08/31/06 Stock     3,000,000 (1)    3,000,000 D        (1)
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Warrant to Purchase                                                            Common
Common Stock (2)    $.01     08/31/01 J           615,000    immed    08/31/06 Stock       615,000 (2)      615,000 I        (2)
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
Explanation of Responses:

See attached footnotes.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


ComVest Venture Partners, LP
By: ComVest Management LLC, its general partner


/s/ Michael S. Falk                                              1/7/02
-----------------------------------------------          -----------------------
**  Signature of Reporting Person                                 Date
    Michael S. Falk
    Manager


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

FOOTNOTES                                                            Page 3 of 4


This Amended Form 4 amends the Form 4 previously filed by Michael Falk dated September 7, 2001 (with respect to the month of August 2001), and among other things, adds ComVest Venture Partners, LP and ComVest Management, LLC as joint filers.

(1) These warrants were sold by Intraware, Inc. (the "Issuer") in a private placement (the "Placement"), as a component of "units" at a price of $100,000 per unit. Each unit consisted of $100,000 principal amount of 8% senior secured promissory notes of the Issuer, and these five-year warrants to purchase 100,000 shares of Common Stock at an exercise price of $.01 per share. These warrants were purchased and are owned directly by ComVest Venture Partners, LP ("ComVest"). The general partner of ComVest is ComVest Management, LLC, which is wholly-owned by Commonwealth Associates Management Company, Inc. ("CAMC"). Michael S. Falk ("Falk"), who is also a director of Intraware, Inc., is the chairman and principal shareholder of CAMC. Falk disclaims beneficial ownership of the securities held by ComVest other than that portion which corresponds with his interest in ComVest.

(2) These warrants were issued to Commonwealth Associates, L.P. ("Commonwealth") by the Issuer in consideration of services performed by Commonwealth in connection with the Placement. CAMC is the general partner of Commonwealth. Falk disclaims beneficial ownership of the securities held by Commonwealth other than that portion which corresponds with his interest in Commonwealth.

                    JOINT FILER INFORMATION AND AUTHORIZATION

Name:                      ComVest Management LLC
                           830 Third Avenue
                           New York, New York 10022

Designated Filer:          ComVest Venture Partners, LP

Issuer & Ticker Symbol:    Intraware, Inc.  (ITRA)

Statement Month/Year:      August 2001


Signature:                 By: /s/ Michael S. Falk
                               -------------------------------------------------
                               Michael S. Falk, Manager

Name:                      Commonwealth Associates Management Company, Inc.
                           830 Third Avenue
                           New York, New York 10022

Designated Filer:          ComVest Venture Partners, LP

Issuer & Ticker Symbol:    Intraware, Inc.  (ITRA)

Statement Month/Year:      August 2001


Signature:                 By: /s/ Joseph Wynne
                               -------------------------------------------------
                               Joseph Wynne, Chief Financial Officer

Name:                      Michael S. Falk
                           830 Third Avenue
                           New York, New York 10022

Designated Filer:          ComVest Venture Partners, LP

Issuer & Ticker Symbol:    Intraware, Inc.  (ITRA)

Statement Month/Year:      August 2001

Signature:                 /s/ Michael S. Falk
                           -----------------------------------------------------
                           Michael S. Falk